UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                   FORM 6-K/A

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                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934


                                DECEMBER 15, 2004

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                                   CRUCELL NV
             (Exact name of registrant as specified in its charter)


        P.O. BOX 2048 ARCHIMEDESWEG 4 2333 CN LEIDEN THE NETHERLANDS
                    (Address of principal executive offices)

                                    000-30962
                            (Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]

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This amendment Form 6-K/A filing is being made due to a missing cover page and signature page, the original filing was timely filed on November 17, 2004


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CRUCELL DISCOVERS AND VALIDATES HUMAN MONOCLONAL ANTIBODY PRODUCT THAT PROTECTS
AGAINST RABIES IN COLLABORATION WITH CDC AND TJU

LEIDEN, THE NETHERLANDS, NOVEMBER 16, 2004 - DUTCH BIOTECHNOLOGY COMPANY CRUCELL N.V. (EURONEXT, NASDAQ: CRXL) ANNOUNCED TODAY THE DISCOVERY AND PRECLINICAL VALIDATION OF AN EFFECTIVE MONOCLONAL ANTIBODY PRODUCT FOR PROTECTION AGAINST RABIES. THE CRUCELL PROGRAM HAS BEEN PERFORMED IN CLOSE COLLABORATION WITH TWO LEADERS IN THE RABIES ANTIBODY FIELD, THE THOMAS JEFFERSON UNIVERSITY (TJU) BASED IN PHILADELPHIA AND THE US CENTERS FOR DISEASE CONTROL AND PREVENTION
(CDC) IN ATLANTA. THIS NEW APPROACH MAY OFFER AN ALTERNATIVE TO HUMAN RABIES IMMUNE GLOBULIN (HRIG) THAT IS CURRENTLY USED IN COMBINATION WITH A RABIES VACCINE IN THE EVENT OF EXPOSURE TO THIS LETHAL DISEASE, BUT WHICH IS COMPROMISED BY COST, AVAILABILITY AND SAFETY CONCERNS.

Crucell's MAbstract[R] technology was used in the program resulting in a combination of two human anti-rabies antibodies. In experiments conducted over the last six months in collaboration with TJU and under a Collaborative Research and Development Agreement (CRADA) with the CDC, the antibody product demonstrated protection in the industry standard hamster model at least equivalent to HRIG.

"Crucell's monoclonal antibody product is a major finding in relation to rabies," said Jaap Goudsmit, Crucell's Chief Scientific Officer. "This product offers the opportunity, when developed as a biopharmaceutical, to replace HRIG as a safe and efficacious product widely available for global use."

The need to replace HRIG in rabies post-exposure treatment is widely recognized. HRIG, as well as the cheaper equine rabies immunoglobulin (ERIG), is limited in supply, especially in Asian countries where rabies is a common threat. HRIG and ERIG also present potential safety concerns because they originate from human or equine serum.

In comparison, Crucell's antibody product is produced using PER.C6 technology, a human cell line which offers large-scale manufacturing capabilities and production under serum-free culture conditions.

"Following the robust protection results we've attained in the hamster model, we are now ready to move into the preparation of clinical trial material to test the safety of our product in humans," commented Jaap Goudsmit. "This is the second major discovery announced by Crucell's Antibody Discovery Group this year, following the discovery of a SARS antibody, as published in The Lancet medical journal in June."


ABOUT RABIES

Rabies is a viral disease of mammals most often transmitted through the bite of a rabid animal. The virus infects the central nervous system, causing encephalopathy and ultimately death if medical treatment is not sought before symptoms appear. Rabies is prevalent in all the continental regions of Asia, America and Africa. Greenland and countries in Eastern Europe also have rabies in their animal populations. Globally, approximately 10 million people a year are treated after exposure to rabies. Some 40,000 to 70,000 people are thought to die of the disease each year, many in India. Market opportunities for rabies treatments are projected to grow significantly as affected countries such as India and China grow in affluence.


ABOUT CRUCELL

Crucell N.V. is a biotechnology company focused on developing vaccines and antibodies that prevent and treat infectious diseases, including Ebola, influenza, malaria and West Nile virus. The company's development programs include collaborations with Aventis Pasteur for influenza vaccines, the U.S. National Institutes of Health for Ebola and malaria vaccines, and GlaxoSmithKline (GSK), Walter Reed Army Institute of Research and New York University for a malaria vaccine. Crucell's products are based on its innovative PER.C6[R] technology, which offers a safer, more efficient way to produce biopharmaceuticals. The company licenses its PER.C6[R] technology to the biopharmaceutical industry on a mostly non-exclusive basis. Licensees and CMO partners include DSM Biologics, GSK, Centocor/J&J and Merck & Co., Inc. Crucell is headquartered in Leiden, The Netherlands, and is listed on the Euronext and NASDAQ stock exchanges (ticker symbol CRXL). For more information, please visit www.crucell.com.

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on February 27, 2004, and the section entitled "Risk Factors". The company prepares its financial statements under generally accepted accounting principles in the United States (US GAAP).

For further information please contact:

Crucell N.V.
Elizabeth Goodwin
Director Investor Relations and Corporate Communications
Tel. +31 (0)71 524 8718
e.goodwin@crucell.com

For Crucell in the US:
Redington, Inc.
Thomas Redington
Tel. +1 212-9261733
tredington@redingtoninc.com


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                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                      CRUCELL NV
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                                                     (Registrant)

   DECEMBER 15, 2004                            /s/ ELIZABETH GOODWIN
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        (Date)                                    Elizabeth Goodwin
                                            Director Investor Relations and
                                              Corporate Communications